On January 22, 2010, Spartan 500 Index Fund (the Acquired Fund), a series of Fidelity Concord Street Trust, transferred all of its shares to Spartan 500 Index Fund (the Acquiring Fund), formerly known as Spartan U.S. Equity Index Fund, a series of Fidelity Concord Street Trust, solely in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's liabilities, and such shares of the Acquiring Fund were distributed constructively to shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. The transaction was approved by the Board on November 18, 2009.